SECURIT 05039609 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 45423

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dunwoody Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2496 Jett Ferry Road, Suite 200
(No. and Street)

Atlanta, GA 30338
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 02 2005 WASH. DC 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Hopkins 678-731-0007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mirick, Eddie L., P.C.
(Name — *if individual, state last, first, middle name)*

P.O. Box 392, 314 Residence Avenue, Albany, GA 31701
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RH 3/21

OATH OR AFFIRMATION

I, Robert L. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunwoody Brokerage Services, Inc., as of December 31, ~~19~~2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Gwinnett County, GA. My Commission Expires September 18, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNWOODY BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2004 and 2003

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT
ALBANY, GEORGIA

DUNWOODY BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
229-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dunwoody Brokerage Services, Inc.
Atlanta, Georgia

I have audited the accompanying statement of financial condition of Dunwoody Brokerage Services, Inc. as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunwoody Brokerage Services, Inc. as of December 31, 2004 and 2003 and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

EDDIE L. MIRICK, P.C.

Albany, Georgia
February 08, 2005

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash and Cash Equivalents (Note 7)	$ 46,922	$ 88,959
Deposit at CRD	3,275	1,814
Receivables: (Note 1)		
Commissions	123,348	161,115
Brokers	5,508	4,619
Prepaid Expenses	7,117	1,428
Prepaid Taxes	7,475	9,595
TOTAL CURRENT ASSETS	$ 193,645	$ 267,530
EQUIPMENT AT COST (Note 1)		
Office Equipment/Furnishings (at cost)	$ 44,701	$ 44,701
Less Accumulated Depreciation	42,722	38,444
TOTAL EQUIPMENT	$ 1,979	$ 6,257
OTHER ASSETS		
Lease Deposit (Note 2)	$ 9,127	$ 4,627
Marketable Securities (Note 6)	75,327	12,026
Non-marketable Securities (Note 6)	7,400	7,400
TOTAL OTHER ASSETS	$ 91,854	$ 24,053
TOTAL ASSETS	$ 287,478	$ 297,840

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts Payable	36,657	31,128
Current portion-settlement payable(Note 9)	50,000	15,539
Commissions Payable	103,306	143,084
TOTAL CURRENT LIABILITIES	$ 189,963	$ 189,751
OTHER LIABILITIES		
Deferred Income Tax Liability (Note 10)	$ 415	$ 1,240
LONG TERM DEBT		
Long term portion of settlement payable	$ -	$ 12,280
STOCKHOLDERS' EQUITY		
Common Stock - $-0- Par value, 1,000,000 Shares Authorized, 10,000 Shares Issued and Outstanding	$ 10,000	$ 10,000
Retained Earnings	25,522	86,484
Unrealized Gain/Loss/Marketable Securities	61,578	(1,915)
TOTAL STOCKHOLDERS' EQUITY	$ 97,100	$ 94,569
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 287,478	$ 297,840

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

For The Year Ended December 31, 2004 AND 2003

	2004	2003
REVENUES:		
Mutual Funds Commissions	$ 470,057	$ 389,275
General Securities Commissions	588,840	382,437
Variable Annuities Commissions	726,563	429,172
Variable Life Commissions	5,112	5,774
Direct Placements	481,348	695,371
Private Placements	401,971	273,777
Fees	118,985	53,478
GROSS REVENUES	$ 2,792,876	$ 2,229,284
OPERATING EXPENSES		
Commissions	$ 2,303,723	$ 1,794,054
Consulting Fees	38,557	14,554
Depreciation	4,278	5,853
Employee Benefit Plans	51,632	28,039
Other Operating Expenses	160,191	121,423
Taxes	18,978	20,951
Rent	37,887	36,366
Wages	263,537	181,550
Total Operating Expenses	$ 2,878,783	$ 2,202,790
NET INCOME(LOSS)FROM OPERATIONS	$ (85,907)	$ 26,494
NON-OPERATING INCOME/EXPENSE		
Gain/losses on Securities	$ 5,264	$ 6,782
Interest earned	14,182	214
Total	$ 19,446	$ 6,996
NET INCOME/LOSSES BEFORE INCOME TAXES	$ (66,461)	$ 33,490
PROVISION FOR INCOME TAXES (Note 10)		
Current provision for taxes	$ -	8,305
Tax Benefit from operating loss	4,674	$ (3,631)
Deferred Income Tax Benefit	825	(650)
Total Provision for Income taxes	$ 5,499	$ 4,024
NET INCOME	$ (60,962)	$ 29,466

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2004 AND 2003

	Common Shares	Stock Amount	Retained Earnings	Unrealized losses on Securities
ENDING BALANCES - 12/31/02	10,000	$ 10,000	$ 57,018	$(3,025)
NET INCOME/LOSS - 2003	-	-	$ 29,466	1,110
ENDING BALANCES - 12/31/03	10,000	$ 10,000	$ 86,484	$(1,915)
NET INCOME/LOSS - 2004	-	-	(60,962)	$ 63,493
ENDING BALANCES - 12/31/04	10,000	$ 10,000	$ 25,522	$ 61,578

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2004 AND 2003

	2004	2003
SOURCES OF CASH		
OPERATING ACTIVITIES		
Net Income/(Loss)	$(60,962)	$ 29,466
Adjustments to Derive Cash Effect:		
Depreciation	4,278	5,853
Deferred Income taxes	(825)	(650)
Increase/Decrease in deposit at CRD	(1,461)	(1,653)
Increase/Decrease in Prepaids	(8,069)	(5,084)
Increase/Decrease in receivables	36,878	(108,273)
Increase/Decrease in liabilities	(12,067)	147,465
Cash Provided/Used By Operations	$(42,228)	$ 67,124
INVESTING ACTIVITIES		
(Purchase)/sale of Securities (net)	$ 191	$(5,900)
Total Investing Activities	$ 191	$(5,900)
INCREASE/DECREASE IN CASH	$(42,037)	$ 61,224
CASH AT BEGINNING OF PERIOD	88,959	27,735
CASH AT END OF PERIOD	$ 46,922	$ 88,959
Cash Payments:		
Income taxes	$ 4,674	$ -
Interest	$ 1,555	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended December 31, 2004 AND 2003

	TOTAL SUBORDINATED LIABILITIES
BEGINNING BALANCES 12/31/03	$ -
2003 CHANGES	-
ENDING BALANCES 12/31/03	$ -
2004 CHANGES	-
ENDING BALANCE 12/31/04	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

DUNWOODY BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Dunwoody Brokerage Services, Inc. is a registered broker-dealer in the securities market under the Securities Exchange Act of 1934.

ECONOMIC DEPENDENCY - The only concentration of risk is that 15% of gross revenue was derived from private placements and fees related to one company.

There are no other concentrations in any areas that would affect the operations of the Company currently or in the future. This includes but is not limited to the following concentrations:

a. Volume of business transacted with a particular customer, supplier, lender, etc. (other than shown above)
b. Revenue from particular products, services, etc.
c. Available sources of brokers, services or of licenses or other rights used in operations.
d. Market or geographic area

SECURITIES TRANSACTIONS - Dunwoody Brokerage Services, Inc. has a clearing agreement with Sterne, Agee & Leach, Inc., Birmingham, Alabama.

REVENUE RECOGNITION - Commission income and the related expense are recorded on a trade date basis.

Securities are classified as available for sale. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the management of the Company. Realized gains and losses are recognized in income when realized. Unrealized gains and losses are reflected on the balance sheet as a separate component of equity.

INCOME TAXES - The Company is taxed as a C corporation. Income taxes are computed at statutory rates on financial statement income and on federal and state taxable income. Deferred tax assets and/or liabilities are recorded based on the temporary differences between financial statement income and taxable income.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Estimates used in these financial statements were established by management by reviewing past experiences and evaluating these experiences in the context of current and expected future conditions. Therefore' these accounting estimates have been based on both objective factors (past transactions and events) and subjective factors (projecting the likely outcome of future transactions and events).

RECEIVABLES - Due to the collection history of the Company, no provision for doubtful accounts was required for 2004 AND 2003.

DEPRECIATION - The Company provides for depreciation of equipment at straight-line rates over the estimated useful lives of 5-7 years for financial statement reporting and at accelerated rates for income tax purposes.

The cost of assets sold, traded or otherwise retired, and the related accumulated depreciation are removed from the accounts in the year of retirement. Gains and losses are included in income in the year of retirement.

NOTE 2 - LEASE AGREEMENT

The Company's lease for its office expires February 2005. The Company entered into a ten-year lease agreement, effective February 2005, and moved during February 2005. Gross monthly rent under the lease agreement is $4,088. The lease requires a deposit equal to the last monthly payment of $4,500. Total net rent expense for 2004 and 2003 was $37,887 and $36,366, respectively. The Company rents part of the office space to offset the monthly gross rent expense; however, the annual rental income from this cannot be determined. Minimum rental payments under the Company's lease for the next five years are:

2005	$ 5,208	January 2005 Expired lease
2005	49,053	
2006	49,053	
2007	50,397	
2008	51,917	
2009	53,474	

NOTE 3 - EMPLOYEE BENEFIT PLANS

During 1995 the Company started a money purchase pension plan and a profit sharing retirement plan. The Plans cover all full time employees with no age requirements. The plan requires two years' minimum service and 100% immediate vesting. Employee contributions are not permitted. All of the Company's three full time employees are covered by the plans and are fully vested. The Company's expense for 2004 and 2003 was $51,632 and $20,039 respectively.

NOTE 4 - STATEMENT OF CASH FLOWS

"Cash" is treated as funds available for operations on the statement of cash flows. Cash equivalents include money market funds.

NOTE 5 - RESTRICTIVE TRANSFER AGREEMENT

On February 3, 1995 the company's two shareholders and the Company entered into an agreement to make provisions for the future disposition of shares of their Company stock; to provide for the sale of shares of the Company's stock on the occasion of certain specified events; to provide that such shares shall be transferable only upon compliance with the terms of this agreement; and to provide for issuance of additional capital stock of the Company only upon certain conditions.

NOTE 6 - SECURITIES (AVAILABLE FOR SALE)

Marketable Securities

The Company owns marketable common stocks with a cost basis of $13,749. As of December 31, 2004 the market value of the stock was $75,328. The total unrealized gain/loss has been recorded and reflected on the balance sheet as a separate component of equity.

Non-marketable Securities

The Company owns common stock which due to certain restrictions is not marketable and for which no market value could be determined as of December 31, 2004. The stock is carried on the books of the Company at its cost basis of $7,400 which management believes to approximate the market value.

NOTE 7 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of two money market accounts which are carried at market value and one regular checking accounts. One of the accounts is the Company's good faith account of $25,000 which it maintains with its carrying broker Sterne, Agee and Leach, Inc.. Management does not allow the checking account balance to exceed federally insured limits and the money market account is now FDIC insured.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis. At December 31, 2004 and 2003, the net capital and the aggregate indebtedness were $43,402 and $56,756 and $189,963 and $202,031, respectively. The required minimum net capital was reduced to $5,000 during 2001.

NOTE 9 - LEGAL MATTERS

In 2004, a Statement of Claim was filed against the Company by a client of the Company. The matter was settled through arbitration by the NASD Office of Dispute Resolution in December 2004. The Company settled for $50,000.00 with no admission of liability. The $50,000.00 was paid from the sale of investments after December 31, 2004. This amount is included in the 2004 other operating expenses.

The Company, in accordance with an order from the Commissioner of Securities, State of Georgia, engaged a regulatory monitor to audit the firm, make recomendations for corrections, and monitor compliance with these recommendations. The major areas that required this action were supervision of personnel and inspection of branch offices. The audit has been completed and the monitoring is ongoing. The Company's management anticipates being able to comply with the terms and conditions of the order and therefore avoid any civil penalties or suspensions from the Commissioner of Securities, State of Georgia.

NOTE 10- PROVISION FOR INCOME TAXES

The net deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$ 415
Deferred tax assets	-
Net deferred tax liabilities	$ 415

The deferred tax liability results from the use of accelerated methods of depreciation of equipment and furnishings for tax purposes.

The deferred tax liability was computed as follows:

Total temporary difference	$ 1,978
Federal and state tax rates combined	21%
Total tax deferred on temporary differences	$ 415

EDDIE L. MIRICK, P.C.
CERTIFIED PUBLIC ACCOUNTANT

314 WEST RESIDENCE AVENUE
P.O. BOX 392
ALBANY, GA. 31702
229-436-0650

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
GEORGIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Dunwoody Brokerage Services, Inc.
Atlanta, Georgia

My audits were made for the purpose of forming an opinion on the basic financial statements of Dunwoody Brokerage Services, Inc. taken as a whole. The supplementary information presented on pages 13 and 14 is presented for purposes of additional analysis and to meet specific requirements of the U.S. Securities and Exchange Commission pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information has been prepared solely for filing with regulatory agencies and is not intended for any other purpose. This supplementary information has been prepared in conformity with the accounting practices of the U.S. Securities and Exchange Commission Pursuant to Section 17 of the Securities Act of 1934 and Rule 17a-5 thereunder, and is not intended to be presented in conformity with generally accepted accounting principles.

EDDIE L. MIRICK, P.C.

Albany, Georgia
February 08, 2005

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

December 31, 2004

Dunwoody Brokerage Services, Inc. claims exemption from this computation pursuant to Section (k) (2) (ii) of SEC Rule 15c3-3 whereby all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

DUNWOODY BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL And BASIC NET CAPITAL

REQUIREMENTS UNDER RULE 15C3-3

December 31, 2004 And 2003

NET CAPITAL		
Total Shareholders' Equity	$ 97,100	$ 94,569
TOTAL CAPITAL And ALLOWABLE LIABILITIES	$ 97,515	$ 95,809
DEDUCT NON-ALLOWABLE ASSETS:		
Equipment	$ 1,979	$ 6,257
Prepaid Expenses, taxes,& Deposits	23,719	15,650
Deposit at CRD	3,275	1,814
Receivable from brokers	5,508	4,619
	$ 34,481	$ 28,340
NET CAPITAL BEFORE HAIRCUTS	$ 63,034	$ 67,469
HAIRCUTS ON SECURITIES:		
Marketable securities	$ 11,299	$ 1,804
Non marketable securities	7,400	7,400
Money Market Funds	933	1,509
	$ 19,632	10,713
NET CAPITAL	$ 43,402	$ 56,756
AGGREGATE INDEBTEDNESS	$ 189,963	$ 202,031
BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required	$ 5,000	$ 5,000
EXCESS CAPITAL	$ 38,402	$ 51,756
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part I of Form X-17A-5 as of December 31, 2004 And 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 45,672	$ 62,599
Audit Adjustments		
Change in allowable assets	$ 480	$ 1,448
Increase in aggregate indebtedness	(2,750)	$(7,291)
Net audit adjustments	$(2,270)	$(5,843)
Net capital per above	$ 43,402	$ 56,756

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS